Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CME Group Inc. for the registration of debt securities, Class A Common Stock, Preferred Stock, and warrants and to the incorporation by reference therein of our reports dated February 25, 2022, with respect to the consolidated financial statements of CME Group Inc., and the effectiveness of internal control over financial reporting of CME Group Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

March 1, 2022